EXHIBIT 99.1

TOP Ships Reports First Quarter 2011 Financial Results

ATHENS, Greece, May 19, 2011 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) today announced its financial results for the first quarter ended March 31, 2011.

For the first quarter of 2011, the Company reported:

  Net loss of $2.3 million or $0.07 per share.
  Operating income of $1.3 million.
  Revenues of $22.4 million.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

Our first quarter results were hit by the drydocking of one of our best revenue generating vessels, the M/V Pepito and lower than expected results from our two product tankers operating in the spot market. Product tanker charter hire rates have shown signs of improvement in the latter part of the first quarter and up until today our two spot vessels have been producing better results than the first quarter.

Finally, we have decided that we will effect a reverse stock split and we are currently considering the optimal reverse split ratio.

The following indicators serve to highlight the operational performance of the Company's current fleet during the first quarters of 2010 and 2011:

CURRENT FLEET DATAA	Three Months Ended March 31,
	2010	2011
Total number of vessels	12	13
Total calendar days for fleet (1)	1,080	1,170
Total available days for fleet (2)	1,062	1,142
Total operating days for fleet (3)	1,062	1,115
Fleet utilization (4)	99.93%	97.57%

A. M/T Dauntless not included in either quarter as it was sold during the 4th quarter of 2010. M/T Delos included only in 2011 data as it was chartered-in during the 4th quarter 2010.

(1) We define calendar days as the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(2) We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(3) We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

The following table presents the Company's current fleet and employment profile:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Eight Tanker Vessels
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
UACC Sila (ex Ionian Wave)	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000(A)
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300(A)
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ioannis P	46,346	2003	Spot
Delos (B)	47,067	1991	Spot
Total Tanker dwt	393,413
Five Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q1-2/2014	$20,000
Amalfi	45,526	2000	Time Charter	Q4/2011-Q1/2012	$14,000

Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000

Total Drybulk dwt	324,268
TOTAL DWT	717,681

A. On January 11, 2010, we announced that we received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement. Furthermore on January 26, 2011, we announced that we had received from the same charterer another decrease in the charter hire rate down to $9,092 per day. We are currently examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter. During April, we announced that we had taken repossession of the M/T Ionian Wave from the previous Charterer and delivered the vessel to a major Charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of US$ 9,000. The new charterer has renamed the vessel UACC Sila.

B. On October 1, 2010, we entered into a bareboat agreement to charter in M/T Delos for five years at an average daily rate of $5,219

Outstanding Indebtedness

As of March 31, 2011, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $334.4 million (excluding unamortized deferred financing fees of $4.5 million and unamortized debt discount of $3.3 million) with maturity dates from 2011 through 2019.

Loan Covenants and Discussions with Banks

As of March 31, 2011, we were in breach of loan covenants with certain banks relating to earnings before interest, taxes, depreciation and amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth and asset cover. As a result of these covenant breaches and cross default provisions in our other debt documents, we have again classified all our debt and financial instruments as current.

As of the date of this release, we are in discussions with these banks to amend covenants or receive waivers for these breaches. We expect that our lenders will not demand payment of our loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.

Passive Foreign Investment Company Status

The Company previously announced that it would likely be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2010. The Company confirms that it will be treated as a PFIC for 2010. As a result, U.S. shareholders of the Company's shares may be subject to adverse U.S. federal income tax consequences upon the disposition of the shares or the receipt of certain distributions from the Company. These consequences may be ameliorated if a U.S. taxable shareholder makes a timely "qualified electing fund," or QEF election, or a "mark-to-market" election. The Company has already posted all necessary information on its website www.topships.org, to allow U.S. shareholders to make and maintain a QEF election. In addition, it should be noted that, as a result of the Company being treated as a PFIC in 2010, any dividends paid by the Company in 2010 or 2011 will not be eligible to be treated as "qualified dividend income," which is eligible for preferential income tax rates in the hands of non-corporate U.S. shareholders (through 2012). THIS PARAGRAPH IS NOT INTENDED AS TAX ADVICE. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING MAKING A TIMELY QEF ELECTION OR MARK-TO-MARKET ELECTION AND THE CONSEQUENCES OF THE COMPANY BEING TREATED AS A PFIC IN THEIR SPECIFIC TAX SITUATION.

Conference Call and Webcast

TOP Ships' management team will host a conference call on that same day Thursday, May 19, 2011, at 11:00 a.m. EDT to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-966-9439 (from the US), 0800-694-0257 (from the UK), +44 (0) 1452 555 566 (international). The participant passcode is: 68476132 and please quote "TOP Ships".

A replay of the conference call will be available from May 19, 2011 at 2:00 PM EDT until May 25, 2011. The United States replay number is 1-866-247-4222; the UK replay number is 0800-953-1533; the international replay number is + 44 (0) 1452 55 00 00 and the access code required for the replay is: 68476132#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under "Investor Relations". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three Months Ended
	March 31,
	2010	2011

	(Unaudited)	(Unaudited)

REVENUES:

Revenues	$23,141	$22,406

EXPENSES:

Voyage expenses	367	2,444
Charter hire expense	--	470
Other vessel operating expenses	3,243	3,383
Dry-docking costs	860	1,379
Vessel depreciation	8,156	7,913
Management fees-third parties	70	26
Management fees-related parties	--	1,670
General and administrative expenses	4,984	3,847

Operating income	5,461	1,274

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,177)	(3,890)

Gain / (Loss) on financial instruments	(1,399)	267
Interest income	32	33

Other, net	(33)	--

Total other expenses, net	(4,577)	(3,590)

Net income	$884	$(2,316)

Earnings / (loss) per common share, basic and diluted	$0.03	$(0.07)

Weighted average common shares outstanding, basic	30,653,587	31,639,444

Weighted average common shares outstanding, diluted	30,729,186	31,639,444

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars )

	Year Ended
	December 31,	March 31,
	2010	2011
	(unaudited)	(unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$--	$--
VESSELS, NET	595,736	587,823
RESTRICTED CASH	17,644	11,257
OTHER ASSETS	8,711	9,454
Total assets	$622,091	$608,534

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	12,938	11,364
DEBT	337,377	326,639
OTHER LIABILITIES	16,294	14,897

Total liabilities	366,609	352,900

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	255,482	255,634

Total liabilities and stockholders' equity	$622,091	$608,534

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2010	2011
	(Unaudited)	(Unaudited)
Cash Flows provided by Operating Activities:
Net income (loss)	884	(2,316)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred financing fees	8,900	8,864
Amortization of Debt Discount		1,047
Translation gain of foreign currency denominated loan	(240)	--
Stock-based compensation expense	371	468
Change in fair value of financial instruments	(36)	(1,574)
Loss on sale of other fixed assets	33	--
Change in operating assets and liabilities	(2,255)	(3,420)

Net Cash provided by Operating Activities	7,657	3,069
Cash Flows provided (used in) by Investing Activities:
Vessels Acquisitions	--	38
Insurance claims recoveries	716	--
Decrease in restricted cash	2,899	6,387
Net proceeds from sale of other fixed assets	244	--
Acquisition of other fixed assets	(87)	(4)

Net Cash provided by (used in) Investing Activities	3,772	6.421
Cash Flows (used in) provided by Financing Activities:
Proceeds from convertible debt	--	2,000
Principal payments of debt	(11,405)	(8,295)
Prepayment of debt	--	(3,000)
Payment of common stock issuance costs	(24)	--
Payment of financing costs	--	(195)

Net Cash (used in) provided by Financing Activities	(11,429)	(9,490)

Net increase (decrease) in cash and cash equivalents	--	--

Cash and cash equivalents at beginning of year	--	--

Cash and cash equivalents at end of year	--	--
CONTACT: Company:
         Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. & Meg.
         Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org